FORM 4                                     OMB APPROVAL

|_|Check this box if no longer                     OMB Number:      3235-0287
subject to Section 16. Form 4 or                   Expires:  January 31, 2005
Form 5 obligations may continue.                   Estimated average burden
See Instruction 1(b).                              hours per response...0.5
--------------------------------                   --------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                   Filed pursuant to Section 16(a) of the
    Securities Exchange Act of 1934, Section 17(a) of the Public Utility
             Holding Company Act of 1935 or Section 30(h) of the
                       Investment Company Act of 1940

                          (Print or Type Responses)

-----------------------------------------   --------------------------------------------   ---------------------------------------
1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol   6.  Relationship of Reporting Person(s)
                                                                                               to Issuer (Check all applicable)
                                                                                               [X]  Director        [ ]  10% Owner
    McDonough     James         P.              Abington Bancorp, Inc. (ABBK)                  [X]  Officer (give title below)
-----------------------------------------   -------------------   ----------------------       [ ]  Other (specify below)
    (Last)        (First)       (Middle)    3.  I.R.S. Identi-    4.  Statement for                 President & Chief Executive
                                                fication Number       Month/Day/Year                Officer: Abington Bancorp, Inc.
                                                of Reporting                                        & Abington Savings Bank
    41 Garner Way                               Person, if an         3/13/03              ---------------------------------------
-----------------------------------------       entity            ----------------------   7.  Individual or Joint/Group Filing
    (Street)                                    (Voluntary)       5.  If Amendment,            (Check Applicable Line)
                                                                      Date of Original     [X] Form filed by One Reporting Person
                                                                      (Month/Day/Year)     [ ] Form filed by More than One
    Hanover           MA        02339                                                          Reporting Person
-----------------------------------------   -------------------   ----------------------   ---------------------------------------
    (City)            (State)   (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

__________________________________________________________________________________________________________________________________
1. Title of Security |2. Trans-  |2A. Deemed  |3. Trans- |4. Securities Acquired (A) |5. Amount of   |6. Ownership  |7. Nature of
   (Instr. 3)        |   action  |    Execu-  |   action |   or Disposed of (D)      |   Securities  |   Form:      |   Indirect
                     |   Date    |    tion    |   Code   |   (Instr. 3, 4 and 5)     |   Beneficially|   Direct (D) |   Beneficial
                     |           |    Date, if|   (Instr.|                           |   Owned       |   or In-     |   Ownership
                     |           |    any     |   8)     |                           |   Following   |   direct (I) |   (Instr. 4)
                     |   (Month/ |    (Month/ |          |                           |   Reported    |   (Instr. 4) |
                     |   Day/    |    Day/    |__________|___________________________|   Transactions|              |
                     |   Year)   |    Year)   |Code    V |  Amount    (A)or    Price |   (Instr. 3   |              |
                     |           |            |          |             (D)           |   and 4)      |              |
__________________________________________________________________________________________________________________________________
Common Stock         |  3/12/03  |            | S        |  3000        D     $20.80 |128,303.8284   |      D       |Jt. w/ spouse
__________________________________________________________________________________________________________________________________
Common Stock         |           |            |          |                           | 14,931.5129   |      D       |Self IRA
__________________________________________________________________________________________________________________________________
Common Stock         |           |            |          |                           |  2,473.3074   |      I       |Spouse IRA
__________________________________________________________________________________________________________________________________
Common Stock         |           |            |          |                           |    578.2714   |      I       |Self, Cust
                     |           |            |          |                           |               |              |for son
__________________________________________________________________________________________________________________________________
Common Stock         |           |            |          |                           |    578.2714   |      I       |Spouse, Cust
                     |           |            |          |                           |               |              |for daughter
__________________________________________________________________________________________________________________________________
Common Stock         |           |            |          |                           | 14,910.7088(1)|      D       |Abington
                     |           |            |          |                           |               |              |Savings Bank
                     |           |            |          |                           |               |              |ESOP
__________________________________________________________________________________________________________________________________
Common Stock         |           |            |          |                           | 10,653.5448(2)|      D       |401(k)
__________________________________________________________________________________________________________________________________

                                                               SEC 1474 (9-02)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control nummber.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

__________________________________________________________________________________________________________________________________
1.Title of |2.Conver-|3.Trans-|3A.Deemed|4.Trans-|5.Number of |6.Date Exer-|7.Title and Amount|8.Price |9.Number |10.Own-|11.Nature
Derivative |sion or  |action  |Execution|action  |Derivative  |cisable and |of Underlying Se- |of Deri-|of Deriv-|ership |of In-
Security   |Exercise |Date    |Date, if |Code    |Securities  |Expiration  |curities          |vative  |ative    |Form of|direct
(Instr. 3) |Price of |(Month  |any      |(Instr. |Acquired (A)|Date        |(Instr. 3 and 4)  |Security|Securi-  |Deriva-|Benefi-
           |Deri-    |Day/    |(Month/  |8)      |or Disposed |(Month/Day  |                  |(Instr. |ties     |tive   |cial
           |vative   |Year)   |Day/Year)|        |of (D)      |Year)       |                  |5)      |Bene-    |Securi-|Owner-
           |Security |        |         |        |(Instr. 3,  |            |                  |        |ficially |ty: Di-|ship
           |         |        |         |        |4 and 5)    |            |                  |        |Owned    |rect   |Instr.
           |         |        |         |        |            |            |                  |        |Follow-  |(D)    |4)
           |         |        |         |        |            |            |                  |        |ing      |or In- |
           |         |        |         |________|____________|____________|__________________|        |Reported |direct |
           |         |        |                  |            |Date        |                  |        |Trans-   |(I)    |
           |         |        |         |        |            |Exer- Expir-|        Amount or |        |action(s)|(Instr.|
           |         |        |         |        |            |cis-  ation |        Number of |        |(Instr.  |4)     |
           |         |        |         |Code  V | (A)    (D) |able  Date  |Title   Shares    |        |4)       |       |
__________________________________________________________________________________________________________________________________
Stock      |         |        |         |        |            |            |                  |        |         |       |
Option     |         |        |         |        |            |            |                  |        |         |       |
(right to  |         |        |         |        |            |            |                  |        |         |       |
buy)       |         |        |         |        |            | *  02/11/04|Common   10,000   |$5.1875 | 10,000  |   D   |
__________________________________________________________________________________________________________________________________
Stock      |         |        |         |        |            |            |                  |        |         |       |
Option     |         |        |         |        |            |            |                  |        |         |       |
(right to  |         |        |         |        |            |            |                  |        |         |       |
buy)       |         |        |         |        |            | *  02/16/05|Common   10,000   |$6.875  | 10,000  |   D   |
__________________________________________________________________________________________________________________________________
Stock      |         |        |         |        |            |            |                  |        |         |       |
Option     |         |        |         |        |            |            |                  |        |         |       |
(right to  |         |        |         |        |            |            |                  |        |         |       |
buy)       |         |        |         |        |            | *  02/19/06|Common   10,000   |$8.50   | 10,000  |   D   |
__________________________________________________________________________________________________________________________________
Stock      |         |        |         |        |            |            |                  |        |         |       |
Option     |         |        |         |        |            |            |                  |        |         |       |
(right to  |         |        |         |        |            |            |                  |        |         |       |
buy)       |         |        |         |        |            | *  07/24/07|Common   10,000   |$15.50  | 10,000  |   D   |
__________________________________________________________________________________________________________________________________
Stock      |         |        |         |        |            |            |                  |        |         |       |
Option     |         |        |         |        |            |            |                  |        |         |       |
(right to  |         |        |         |        |            |            |                  |        |         |       |
buy)       |         |        |         |        |            | ** 02/24/08|Common   10,000   |$20.75  | 10,000  |   D   |
__________________________________________________________________________________________________________________________________
Stock      |         |        |         |        |            |            |                  |        |         |       |
Option     |         |        |         |        |            |            |                  |        |         |       |
(right to  |         |        |         |        |            |            |                  |        |         |       |
buy)       |         |        |         |        |            | *  02/25/09|Common   10,000   |$13.50  | 10,000  |   D   |
__________________________________________________________________________________________________________________________________
Stock      |         |        |         |        |            |            |                  |        |         |       |
Option     |         |        |         |        |            |            |                  |        |         |       |
(right to  |         |        |         |        |            |            |                  |        |         |       |
buy)       |         |        |         |        |            | *  02/17/10|Common   10,000   |$11.20  | 10,000  |   D   |
__________________________________________________________________________________________________________________________________
Stock      |         |        |         |        |            |            |                  |        |         |       |
Option     |         |        |         |        |            |            |                  |        |         |       |
(right to  |         |        |         |        |            |            |                  |        |         |       |
buy)       |         |        |         |        |            | *  02/15/11|Common   10,000   |$12.91  | 10,000  |   D   |
__________________________________________________________________________________________________________________________________

Explanation of Responses:
(1) Represents the reporting person's interest in shares of ABBK resulting from the participation in the Abington Savings Bank Employee Stock Ownership Plan. The reporting person is 100% vested.
(2) Represents the reporting person's interest is a fund offered as an investment option through his 401(k) plan, consisting of company stock and cash.
*     Currently exercisable.
** Exercisable at the earlier date of either when the average fair market value of common stock, for a period of thirty (30) consecutive business days, is at lease equal to $24.90 per share or at the end of year nine following the date of grant.

                           /s/ James P. McDonough              March 13, 2003
                           _________________________________   _______________
                           **  Signature of Reporting Person        Date

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*          If the form is filed by more than one reporting person, see
           Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.